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Exhibit 99(b)

[The following is a news release by MidAmerican Energy  issued to the public]

MidAmerican                                             News Release
Energy


Contacts:      Keith Hartje(Media)
               (515) 281-2575

               Sue Rozeman(Investors)
               (515) 281-2250

               Chuck Burgess/Adam Miller
               The Abernathy MacGregor Group
               (212) 371-5999



                  MIDAMERICAN ENERGY BEGINS SOLICITING PROXIES
                FROM IES SHAREHOLDERS AGAINST THE WISCONSIN DEAL


DES MOINES, IA (August 19, 1996) -- MidAmerican Energy Company (NYSE: MEC) today announced that it has filed with the Securities and exchange Commission (the
"SEC") a definitive proxy statement and other materials relating to the solicitation of proxies against IES Industries Inc.'s (NYSE: IES_ proposed merger with WPL holdings, Inc. And Interstate Power Company (the "Wisconsin Transaction"). MidAmerican will being immediately mailing proxy materials to and soliciting proxies from IES shareholders to be used at IES's shareholder meeting, scheduled for September 5, 1996.

"We are disappointed that IES has decided to push ahead with a merger without even talking with us. We believe the Wisconsin deal is demonstrably inferior to MidAmerican's merger proposal and are confident that IES's shareholders will recognize the substantial benefits inherent in a MidAmerican/IES combination," said Stanley J. Bright, President and Chief Executive Officer of MidAmerican. "By filing these definitive proxy materials, we are giving IES shareholders the opportunity to see for themselves the value of our merger proposal. We are absolutely committed to completing this strategic merger for the benefit of shareholders, customers, employees and the state of Iowa."

MidAmerican's proposal calls for a cash and stock merger with IES, comprised of up to 40% cash and 60% MidAmerican common stock. IES shareholders receiving cash will receive $39 per share of IES common stock and IES shareholders receiving stock will receive 2.346 shares of MidAmerican common stock er per share of IES common stock. A MidAmerican/IES combination would provide shareholders of IES $2.25 more per share than the value of the consideration they would receive in a proposed merger with WPL Holdings, Inc. And Interstate Power Company, based on closing stock prices on August 16, 1996, along with at 25% dividend increase over the dividend proposed in the Wisconsin Transaction.





MidAmerican has filed with the Securities and Exchange Commission a proxy statement and other materials relating to the solicitation of proxies against the proposed IES/WPL/Interstate transaction and that proxy statement and the other materials are incorporated herein by reference.